Exhibit 99.1

PRESS RELEASE

Sibanye to Acquire Stillwater Mining Company for $2.2 Billion

All-cash transaction at $18.00 per share, a 25% premium to Stillwater’s 30 day volume-weighted average share price

LITTLETON, Colo., December 9, 2016 – Stillwater Mining Company (“Stillwater” or “the Company”; NYSE: SWC) today announced that it has entered into an agreement with Sibanye Gold Limited (“Sibanye”; JSE: SGL; NYSE: SBGL), under which Sibanye will acquire Stillwater for $18.00 per share in cash representing an aggregate enterprise value of $2.2 billion. The $18.00 per share transaction price represents a 61% premium to Stillwater’s volume-weighted average share price over the 52 weeks prior to the announcement of the transaction, a 25% premium to its volume-weighted share price over the 30 trading days prior to the announcement and a 23% premium to its closing share price on December 8, 2016. The transaction also represents a 14.0x multiple of IBES consensus 2017 EBITDA1 estimate.

Following a thorough review of Stillwater’s strategic opportunities, including a process in which over 20 parties were contacted, the Company’s Board of Directors has unanimously approved the transaction.

Mick McMullen, CEO of Stillwater Mining Company, commented:

“This compelling all-cash transaction delivers immediate value to shareholders and appropriately recognizes the value of Stillwater’s high-grade and long-life assets and world-class metallurgical and PGM recycling complex, as well as Stillwater’s potential for brown field expansions through the development of our Blitz and Lower East Boulder projects.”

“This announcement is a testament to the significant operational and productivity improvements that Stillwater has achieved over the past several years. In particular, Sibanye recognizes the world-class nature of our asset base, our operational excellence, our skilled team, and our strong commitment to the environment and workforce safety. Sibanye has indicated its commitment to maintaining and investing in Stillwater’s Montana operations and will look to leverage our best practices, industry leading mining expertise and proven ability to drive improvements and efficiencies whilst improving safety across their entire business. I would like to thank the many Stillwater employees whose hard work has transformed the company into a world-class operator with the assets and team able to deliver value over many future decades.”

Transaction Details

Under the terms of the merger agreement, a US subsidiary of Sibanye has agreed to acquire all of the outstanding shares of Stillwater for $18.00 per share in cash.

[1]	Source: Bloomberg

The closing of the transaction is subject to certain conditions, including (1) approval of the merger agreement by the holders of a majority of Stillwater’s outstanding shares, (2) approval of the transaction by the holders of a majority of Sibanye’s shares present and voting, (3) the approval of the related issuance of shares by Sibanye in a rights offering by the holders of at least 75% of the shares present and voting, (4) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and CFIUS clearance and the approval South African Reserve Bank, and (5) other customary conditions. The closing of the transaction is not subject to a financing condition.

Sibanye’s two largest shareholders, Gold One International Ltd. and Public Investment Corporation Ltd., which in aggregate represent 29% of Sibanye’s issued share capital, have confirmed their support of the Transaction. The parties expect the closing to occur in the second quarter of 2017.

Sibanye has secured bridge financing of $2.7 billion provided by Citi and HSBC to fund the transaction consideration and repay certain existing indebtedness of Stillwater. Stillwater is required to pay a break-up fee of $16.5 million and reimburse Sibanye for up to $10 million of expenses in the event the merger agreement is terminated in certain circumstances, including if Stillwater’s Board of Directors changes its recommendation in favor of the transaction and in certain other events. Sibanye is required to pay a reverse break-up fee of $33 million and reimburse Stillwater for up to $10 million of expenses in the event the merger agreement is terminated in certain circumstances, including the failure to obtain Sibanye shareholder or certain other approvals.

BofA Merrill Lynch acted as financial advisor to Stillwater, while Jones Day and Holland & Hart acted as legal counsel. Citigroup Global Markets Limited and HBSC Bank plc acted as financial advisors to Sibanye. Qinisele Resources acted as corporate advisor to Sibanye. ENSAfrica served as South African counsel to Sibanye, while Linklaters LLP served as legal counsel to Sibanye in the United States.

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Contact Details:

FOR STILLWATER

Investors

Mike Beckstead

investor-relations@stillwatermining.com

+1 (720) 502-7671

Media

FTI Consulting

Brian Maddox

brian.maddox@fticonsulting.com

+1 (212) 850-5661

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. miner of platinum group metals (PGMs) and the largest primary producer of PGMs outside of South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewelry, dentistry, medicine and coinage. The Company is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognized as the J-M Reef. The J-M Reef is the only known significant source of PGMs in the U.S. and the highest-grade PGM resource known in the world. The Company also recycles PGMs from spent catalytic converters and other industrial sources. The Company owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of Argentina. The Company’s shares are traded on the New York Stock Exchange under the symbol “SWC”. Information about the Company can be found at its website: www.stillwatermining.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This press release does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Stillwater intends to file with the SEC relevant materials, including a proxy statement. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. STILLWATER SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov), when available. Stillwater shareholders may obtain free copies of the proxy statement by contacting Stillwater’s Investor Relations department at (720) 502-7671 or via e-mail at investor-relations@stillwatermining.

PARTICIPANTS IN THE SOLICITATION

Stillwater, Sibanye and their respective directors and officers may be deemed participants in the solicitation of proxies of Stillwater’s shareholders in connection with the proposed transaction. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016, and regarding the directors of Stillwater in Stillwater’s proxy statement filed with the SEC on March 23, 2016, for its 2016 Annual Meeting of Shareholders. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that Stillwater intends to file with the SEC.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target,” “will,” “forecast,” “expect,” “potential,” “intend,” “estimate,” “anticipate,” “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Statements related to expected timing of the transactions (including completion), pricing expectations, levels of output, supply and demand, information related to the Blitz Project and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements contained in this press release involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Stillwater, that could cause Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; and changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this press release.